

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129





06016641

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

dw 9/7

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS
the First Half of FY2006

February 1, 2006 – July 31, 2006

Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management, and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors, including adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors

SUMMARY OF FINANCIAL STATEMENTS for the first half of FY2006 (Consolidated)

February 1, 2006 – July 31, 2006

Sekisui House, Ltd. **August 31, 2006**

Stock Code:	1928	Listed exchanges:	Tokyo, Osaka, Nagoya
http://www.sekisuihouse.co.jp		Telephone:	+816 6440 3111
President & Representative Director:	Isami Wada	Inquiries:	Corporate Communications Dept.
Date of the meeting of the board of directors:	August 31, 2006		Executive Officer Hidehiro Yamaguchi
U.S. GAAP Accounting Principles:	Not adopted		

1. Business Results

*Please note that numbers less than one million yen are rounded down

1) Consolidated Business Results

	Millions of yen				
	Feb. 1, 2006 – July 31, 2006		Feb. 1, 2005 – July 31, 2005		Feb. 1, 2005 – Jan. 31, 2006
		Change (%)		Change (%)	
Net sales	818,847	11.0	737,766	8.5	1,501,857
Operating income	76,789	100.9	38,231	(3.0)	79,980
Recurring income	77,921	100.5	38,854	(2.4)	81,699
Net income	45,293	128.1	19,854	(4.5)	43,029
Net income per share (yen)	65.07		29.21		62.94
Fully diluted net income per share (yen)	65.06		-		

(1) Gain (loss) from investments in subsidiaries and affiliates accounted for by the equity method:
As of July 31, 2006 109 million yen As of July 31, 2005 59 million yen As of Jan. 31, 2006 183 million yen

(2) Average number of outstanding shares (consolidated) during the period:
As of July 31, 2006 696,108,150 shares As of July 31, 2005 679,750,512 shares As of Jan. 31, 2006 673,509,993 shares

(3) Changes to accounting principles: None

(4) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

(5) As no share options exist in the interim of fiscal 2005 and fiscal 2005, no figure is recorded for fully diluted net income per share.

2) Consolidated Financial Position

	Millions of yen		
	Feb. 1, 2006 – July 31, 2006	Feb. 1, 2005 – July 31, 2005	Feb. 1, 2005 – Jan. 31, 2006
Total assets	1,228,171	1,050,477	1,098,203
Shareholders' equity	787,694	656,406	685,762
Equity ratio (%)	64.1%	62.5%	62.4%
Shareholders' equity per share (yen)	1,110.51	985.09	1,028.46

Outstanding shares (consolidated) at the end of July 31, 2006	709,063,541 shares
Outstanding shares (consolidated) at the end of July 31, 2005	666,340,341 shares
Outstanding shares (consolidated) at the end of January 31, 2006	666,164,934 shares

3) Consolidated Cash Flows

	Millions of yen		
	Feb. 1, 2006 – July 31, 2006	Feb. 1, 2005 – July 31, 2005	Feb. 1, 2005 – Jan. 31, 2006
Net cash provided by operating activities	95,228	(31,382)	(5,756)
Net cash used in investing activities	(11,872)	31,649	12,259
Net cash used in financing activities	57,955	(84,413)	(91,200)
Cash and cash equivalents at end of period	236,360	95,457	94,979

4) Consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries	90
Number of non-consolidated subsidiaries accounted for by the equity method	-
Number of affiliates accounted for by the equity method	5

5) Changes in the scope of consolidation and companies accounted for by the equity method

Consolidated subsidiaries	(Newly included)	-	(Excluded)	-
Companies accounted for by the equity method	(Newly included)	-	(Excluded)	-

2. Consolidated Results Forecast for the Year Ending January 31, 2007

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share (yen)
Full year	1,610,000	113,000	62,000	87.44

Appendix 1: Results Summary

First half results summary for the year ending January 31, 2007

Millions of yen

Consolidated	Feb.1, 2005 - July 31, 2005	Feb.1, 2006 - July 31, 2006	YOY (%)	Forecast for year to Jan. 2007	YOY (%)
Net sales	737,766	818,847	111.0	1,610,000	107.2
Gross profit	141,811	184,578	130.2	329,000	114.0
SG&A expenses	103,579	107,788	104.1	218,000	104.5
Operating income	38,231	76,789	200.9	111,000	138.8
Recurring income	38,854	77,921	200.5	113,000	138.3
Extraordinary income (loss)	(4,183)	(375)		(1,000)	-
Net income	19,854	45,293	228.1	62,000	144.1
Total orders	734,599	844,276	114.9	1,674,000	113.2
Accumulated orders	570,790	575,888	100.9	614,458	111.6

Millions of yen

Non-consolidated	Feb.1, 2005 - July 31, 2005	Feb.1, 2006 - July 31, 2006	YOY (%)	Forecast for year to Jan. 2007	YOY (%)
Net sales	560,933	630,565	112.4	1,230,000	107.4
Gross profit	110,985	150,364	135.5	263,000	115.3
SG&A expenses	83,261	86,550	104.0	175,000	104.1
Operating income	27,723	63,814	230.2	88,000	147.0
Recurring income	30,046	67,192	223.6	92,000	145.7
Extraordinary income (loss)	(4,152)	(294)		(1,000)	-
Net income	15,485	40,533	261.8	51,500	156.0
Total orders	561,218	655,334	116.8	1,295,000	115.2
Accumulated orders	565,356	567,975	100.5	608,206	112.0

Key management indicators

Consolidated	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006	Year to Jan. 2007 (1H)
Net income per share (yen)	48.71	53.30	33.80	62.94	65.07
Shareholders' equity per share (yen)	911.01	959.96	979.40	1,028.46	1,110.51
Operating profit margin (%)	5.59%	6.06%	5.58%	5.33%	9.38%
ROE (%)	5.43%	5.75%	3.55%	6.36%	12.30%
ROA (%) *1	5.90%	6.79%	6.84%	7.34%	13.41%

R & D expenditures (million yen)	5,523	5,259	5,793	6,190	3,148
Capital expenditure (Consolidated) (million yen)	19,302	16,695	36,225	46,817	13,412
Capital expenditure (Non-consolidated) (million yen)	14,296	9,374	27,488	42,264	10,375
Depreciation expense (Consolidated) (million yen)	11,882	11,298	11,553	11,117	5,735
Depreciation expense (Non-consolidated) (million yen)	9,951	9,362	9,424	8,557	4,494
Housing construction share	5.0%	5.0%	4.7%	4.6%	4.5%
Referred order ratio*2	63.4%	53.8%	49.4%	44.7%	44.6%
Average house price (1,000 yen)	29,605	29,697	29,336	29,875	30,075
Sekiwa Real Estate participation rate *3	72.8%	75.4%	76.5%	77.4%	79.1%
Occupancy rate of above rate	95.6%	95.0%	94.9%	95.0%	95.4%
Display home locations (end of period)	602	561	551	575	565

*1 ROA: Return on Assets = (Operating income + interest received)/ Total assets
*2 Referred orders / total orders
*3 Percentage of *Sha Maison* (rental housing) projects in which leasing and administration is contracted to Sekiwa Real Estate group companies

Appendix 2-1: Segment Breakdown

Consolidated

Results for year ended Jan. 2007 (1H)	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	Millions of yen	%			Millions of yen	%
Built to Order Housing	363,625	43.1	356,112	43.5	24.0	10.9	378,938	65.8
Real Estate for Sales	244,037	28.9	233,214	28.5	28.5	19.7	94,362	16.4
Real Estate for Leasing	153,974	18.2	153,974	18.8	11.5	5.0	-	-
Other Business	82,639	9.8	75,545	9.2	20.1	2.8	102,587	17.8
Consolidated	844,276	100.0	818,847	100.0	22.5	9.4	575,888	100.0

Results for year ended Jan. 2006 (1H)	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	Millions of yen	%			Millions of yen	%
Built to Order Housing	341,948	46.5	358,083	48.5	23.9	10.4	396,367	69.5
Real Estate for Sales	172,836	23.5	169,347	23.0	16.0	5.9	83,504	14.6
Real Estate for Leasing	144,454	19.7	144,454	19.6	11.4	4.7	-	-
Other Business	75,359	10.3	65,880	8.9	20.6	2.6	90,918	15.9
Consolidated	734,599	100.0	737,766	100.0	19.2	5.2	570,790	100.0

Forecast for year ending Jan. 2007	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	Millions of yen	%			Millions of yen	%
Built to Order Housing	754,000	45.1	718,500	44.6	23.3	10.1	406,925	66.2
Real Estate for Sales	447,000	26.7	432,800	26.9	22.2	12.7	97,740	15.9
Real Estate for Leasing	308,500	18.4	308,500	19.2	11.3	4.8	-	-
Other Business	164,500	9.8	150,200	9.3	20.4	3.0	109,793	17.9
Consolidated	1,674,000	100.0	1,610,000	100.0	20.4	6.9	614,458	100.0

Appendix 2-2: Segment Breakdown

Non-consolidated

Note: On the non-consolidated financial statements, a breakdown into "Construction" and "Real Estate" is reported as in the past; however, to show how these figures relate to by-segment statements on the consolidated accounts, figures accounted for on the same basis as the consolidated figures are given here for reference.

Feb.1, 2006 – July 31, 2006	Orders			Sales				GPR	OM	Accumulated orders		
	millions	%	Buildings	millions	%	Buildings	Units			millions	%	Units
Built to Order Housing	363,812	55.5	10,862	356,494	56.5	10,811	23,128	22.7	10.2	379,868	66.9	10,885
Steel frame	190,071		6,255	189,639		6,307	6,409	-	-	180,073		5,655
Wood frame	54,333		1,690	48,236		1,485	1,492	-	-	56,403		1,697
Low rise apartments	119,406		2,917	118,618		3,019	15,227	-	-	143,392		3,533
Real Estate for Sales	234,628	35.8	2,699	222,423	35.3	2,739	3,913	29.3	20.4	90,273	15.9	1,427
Steel frame	64,707		2,288	64,231		2,303	2,307	-	-	32,517		1,198
Wood frame	12,987		410	12,959		424	424	-	-	7,149		228
Land for DH	49,617		-	48,552		-	-	-	-	12,152		-
Subtotal	127,312		2,698	125,743		2,727	2,731	-	-	51,818		1,426
Condo - buildings	23,713		-	18,352		11	1,182	-	-	19,785		-
Condo - Land	17,502		-	12,227		-	-	-	-	13,449		-
Subtotal	41,215		-	30,579		11	1,182	-	-	33,234		-
Commercial buildings	15,387		1	15,387		1	-	-	-	3,250		1
Commercial buildings - Land	50,713		-	50,713		-	-	-	-	1,970		-
Subtotal	66,100		1	66,100		1	-	-	-	5,220		1
Real Estate for Leasing	3,965	0.6	-	3,965	0.6	-	-	18.3	14.8		-	-
Other Business	52,927	8.1	126	47,680	7.6	77	1,083	7.2	(1.8)	97,834	17.2	385
RC contracts	24,201		126	19,725		77	1,083	-	-	69,377		385
Exteriors	25,903		-	25,205		-	-	-	-	28,249		-
Other	2,822		-	2,750		-	-	-	-	207		-
Total	655,334	100.0	13,687	630,565	100.0	13,627	28,124	23.8	10.1	567,975	100.0	12,697

Feb.1, 2005 – July 31, 2005	Orders			Sales				GPR	OM	Accumulated orders		
	millions	%	Buildings	millions	%	Buildings	Units			millions	%	Units
Built to Order Housing	339,386	60.5	10,358	356,086	63.5	11,131	23,650	22.7	9.7	396,982	70.2	11,735
Steel frame	194,156		6,463	193,647		6,503	6,578	-	-	198,572		6,387
Wood frame	44,925		1,385	41,380		1,307	1,317	-	-	50,048		1,526
Low rise apartments	100,304		2,510	121,058		3,321	15,755	-	-	148,362		3,822
Real Estate for Sales	165,213	29.4	2,460	159,704	28.4	2,230	3,040	16.4	6.1	80,371	14.2	1,540
Steel frame	56,871		2,065	53,096		1,907	2,079	-	-	33,613		1,275
Wood frame	12,590		394	9,841		310	310	-	-	7,814		265
Land for DH	52,307		-	48,596		-	-	-	-	14,687		-
Subtotal	121,768		2,459	111,534		2,217	2,389	-	-	56,114		1,540
Condo - buildings	16,531		-	18,832		12	651	-	-	14,557		-
Condo - Land	9,321		-	11,745		-	-	-	-	9,700		-
Subtotal	25,853		-	30,578		12	651	-	-	24,257		-
Commercial buildings	5,650		1	5,650		1	-	-	-	-		-
Commercial buildings - Land	11,942		-	11,942		-	-	-	-	-		-
Subtotal	17,592		1	17,592		1	-	-	-	-		-
Real Estate for Leasing	4,905	0.9	-	4,905	0.9	-	-	22.2	20.7	-	-	-
Other Business	51,712	9.2	75	40,236	7.2	62	753	7.3	(2.4)	88,002	15.6	326
RC contracts	23,660		75	12,005		62	753	-	-	59,203		326
Exteriors	25,021		-	25,059		-	-	-	-	28,494		-
Other	3,031		-	3,171		-	-	-	-	305		-
Total	561,218	100.0	12,893	560,933	100.0	13,423	27,443	19.8	4.9	565,356	100.0	13,601

Forecast for year ending Jan. 2007	Orders			Sales				GPR	OM	Accumulated orders		
	millions	%	Buildings	millions	%	Buildings	Units			millions	%	Units
Built to Order Housing	**754,000**	**58.2**	**22,400**	**718,500**	**58.4**	**21,770**	**46,950**	**22.3**	**9.7**	**408,050**	**67.1**	**11,464**
Steel frame	385,000		12,600	373,000		12,400	12,600			191,641		5,907
Wood frame	112,000		3,500	103,500		3,200	3,250			58,806		1,792
Low rise apartments	257,000		6,300	242,000		6,170	31,100			157,603		3,765
Real Estate for Sales	**426,500**	**32.9**	**6,052**	**411,000**	**33.4**	**6,173**	**8,150**	**22.6**	**12.7**	**93,568**	**15.4**	**1,375**
Steel frame	145,000		5,150	144,500		5,200	5,220			32,541		1,163
Wood frame	28,500		900	28,500		930	930			7,121		212
Land for DH	106,200		-	104,000		-	-			13,288		-
Subtotal	279,700		6,050	277,000		6,130	6,150			52,950		1,375
Condo - buildings	45,700		-	35,680		40	2,000			24,444		-
Condo - Land	31,000		-	23,000		-	-			16,174		-
Subtotal	76,700		-	58,680		40	2,000			40,618		-
Commercial buildings	19,300		2	22,550		3	-			-		-
Commercial buildings - land	50,800		-	52,770		-	-			-		-
Subtotal	70,100		2	75,320		3	-			-		-
Real Estate for Leasing	**7,500**	**0.6**	**-**	**7,500**	**0.6**	**-**	**-**	**22.9**	**17.8**	**-**	**-**	**-**
Other Business	**107,000**	**8.3**	**250**	**93,000**	**7.6**	**150**	**2,400**	**9.3**	**0.0**	**106,587**	**17.5**	**436**
RC contracts	49,000		250	38,000		150	2,400			75,901		436
Exteriors	52,000		-	50,000		-	-			29,550		-
Other	6,000		-	5,000		-	-			1,136		-
Total	**1,295,000**	**100.0**	**28,702**	**1,230,000**	**100.0**	**28,093**	**57,500**	**21.4**	**7.2**	**608,205**	**100.0**	**13,275**

Appendix 3. Summary of Subsidiaries and Affiliates *year ended Jan.2007(1H)*

(Upper) This term
(Lower) Previous term

Millions of yen

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Net assets	Interest-bearing debt
Sekisui House	**630,565**	**150,364**	**86,550**	**63,814**	**67,192**	**114**	**409**	**40,533**	**1,114,165**	**732,403**	**-**
	560,933	110,985	83,261	27,723	30,046	396	4,548	15,485	926,438	611,345	-
Sekiwa Real Estate (Consolidated)	**59,878**	**8,322**	**5,156**	**3,166**	**3,199**	**-**	**1**	**1,846**	**47,163**	**18,371**	**-**
	52,077	7,128	4,952	2,175	2,196	676	1	1,762	42,401	15,549	-
Sekiwa Real Estate Tohoku	**10,092**	**1,225**	**680**	**545**	**549**	**-**	**0**	**327**	**9,358**	**2,471**	**-**
	9,978	1,092	720	371	377	-	0	221	8,964	2,048	-
Sekiwa Real Estate Chubu (Consolidated)	**44,947**	**5,276**	**3,204**	**2,072**	**2,081**	**-**	**25**	**1,207**	**31,346**	**11,097**	**-**
	40,685	4,919	3,012	1,907	1,908	-	29	1,085	30,898	9,471	-
Sekiwa Real Estate Kansai (Consolidated)	**26,666**	**3,939**	**2,689**	**1,249**	**1,264**	**8**	**2**	**721**	**34,691**	**22,273**	**-**
	29,889	3,866	2,707	1,158	1,179	120	-	783	34,290	21,351	-
Sekiwa Real Estate Chugoku	**9,491**	**1,862**	**1,101**	**760**	**770**	**0**	**57**	**419**	**11,182**	**3,840**	**-**
	8,583	1,655	1,109	546	551	10	2	326	10,023	3,307	-
Sekiwa Real Estate Kyushu	**9,987**	**1,129**	**821**	**308**	**296**	**-**	**23**	**155**	**5,782**	**1,720**	**-**
	8,726	1,019	764	254	245	-	-	144	5,342	1,543	-
Sekiwa Real Estate Sapporo	**845**	**26**	**24**	**2**	**2**	**-**	**-**	**2**	**418**	**54**	**-**
	-	-	0	(0)	(0)	-	-	(0)	51	49	-
Sekiwa Real Estate Subtotal	**161,909**	**21,783**	**13,678**	**8,104**	**8,165**	**8**	**111**	**4,680**	**139,943**	**59,828**	**-**
	149,940	19,681	13,267	6,414	6,457	806	34	4,323	131,972	53,322	-
67 companies (Sekiwa Construction companies etc)	**118,292**	**7,184**	**3,869**	**3,314**	**3,429**	**256**	**21**	**2,111**	**61,853**	**28,592**	**-**
	113,789	6,751	3,800	2,951	3,093	14	23	1,729	58,443	25,851	-
Sekisui House Remodeling	**21,782**	**4,985**	**4,189**	**796**	**921**	**-**	**0**	**492**	**8,663**	**2,251**	**-**
	19,716	4,236	3,658	577	711	-	-	376	7,694	1,421	-
Kobe Rokko Island *1	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	3,561	532	6	526	526	19,841	-	20,368	50	50	-
Nishinomiya Marina City *2	**-**	**-**	**0**	**(0)**	**(0)**	**-**	**-**	**(0)**	**13**	**(13,541)**	**-**
	106	(0)	2	(2)	(2)	-	-	(2)	604	(13,522)	-
SGM Operation	**1,481**	**152**	**111**	**41**	**35**	**1**	**-**	**13**	**2,404**	**1,358**	**-**
	1,294	144	104	39	34	7	0	22	2,361	1,339	-
Sekisui House Umeda Operation	**4,172**	**971**	**737**	**233**	**234**	**12**	**204**	**27**	**2,845**	**631**	**-**
	4,358	954	738	216	217	-	2	125	2,960	609	-
7 Other Companies	**7,432**	**898**	**607**	**291**	**310**	**12**	**14**	**160**	**8,319**	**3,622**	**-**
	7,033	961	624	337	327	11	11	188	8,479	3,355	-
Gross	**945,636**	**186,341**	**109,745**	**76,596**	**80,288**	**406**	**761**	**48,019**	**1,338,208**	**815,148**	**-**
	860,733	144,248	105,463	38,784	41,411	21,079	4,621	42,615	1,139,005	683,774	-
Eliminations and others	**(126,788)**	**(1,763)**	**(1,956)**	**193**	***3 (2,367)**	**(291)**	**(271)**	**(2,725)**	**(110,036)**	**(27,453)**	**-**
	(122,966)	(2,436)	(1,884)	(552)	(2,556)	(20,682)	(41)	(22,761)	(88,528)	(27,367)	-
Consolidated	**818,847**	**184,578**	**107,788**	**76,789**	**77,921**	**114**	**490**	**45,293**	**1,228,171**	**787,694**	**-**
	737,766	141,811	103,579	38,231	38,854	396	4,580	19,854	1,050,477	656,406	-
Consolidated/ Non-consolidated	**1.30**	**1.23**	**1.25**	**1.20**	**1.16**	**1.00**	**1.20**	**1.12**	**1.10**	**1.08**	**-**
	1.32	1.28	1.24	1.38	1.29	1.00	1.01	1.28	1.13	1.07	-

*1 The liquidation process of the company was completed in last fiscal year ended on January 31, 2006.

*2 under liquidation

*3 109 million yen, income from investments in subsidiaries and affiliates for by the equity method, is included.

APPENDIX 4: BREAKDOWN OF SALES BY TYPE OF BUILDING

	Feb 1, 2006 – July 31, 2006	Feb 1, 2005 – July 31, 2005	Difference (%)
Housing – Total			
Units	**28,124**	**27,443**	**102.5**
Buildings	**13,601**	**13,401**	**101.5**
Square meters	**2,351,231**	**2,297,292**	**102.3**
Millions of yen	**493,122**	**475,057**	**103.8**
Detached Houses – Total			
Units	10,632	10,284	103.4
Buildings	10,519	10,027	104.9
Square meters	1,478,916	1,429,928	103.4
Millions of yen	340,272	323,025	105.3
Detached Houses – Steel Framed			
Units	8,716	8,657	100.7
Buildings	8,610	8,410	102.4
Square meters	1,201,554	1,193,091	100.7
Millions of yen	279,075	271,803	102.7
Detached Houses – Wood Framed			
Units	1,916	1,627	117.8
Buildings	1,909	1,617	118.1
Square meters	277,361	236,837	117.1
Millions of yen	61,196	51,222	119.5
Multiple Dwelling Houses – Total			
Units	17,492	17,159	101.9
Buildings	3,082	3,374	91.3
Square meters	872,314	867,364	100.6
Millions of yen	150,099	148,860	100.8
Multiple Dwelling – Low-rise Apartments			
Units	15,227	15,755	96.6
Buildings	3,019	3,321	90.9
Square meters	736,072	763,723	96.4
Millions of yen	118,618	121,058	98.0
Multiple Dwelling – Condominiums			
Units	2,265	1,404	161.3
Buildings	63	53	118.9
Square meters	136,242	103,641	131.5
Millions of yen	31,481	27,801	113.2
Remodeling			
Millions of yen	2,750	3,171	86.7

Non-Housing			
Buildings	26	22	118.2
Square meters	48,254	65,219	74.0
Millions of yen	21,983	8,686	253.1

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of Sekisui House, Ltd., 90 subsidiaries, and 5 affiliates. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classify each business division as they are classified in the 'Segment Information' section.

(1) Built to Order Housing Business

This division constructs steel, wood, and concrete houses and apartments. The main group companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, Ltd., and Sekiwa Construction Osaka, Ltd.

(2) Real Estate for Sales Business

This division sells land, detached houses, and condominiums.

The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Sapporo, Ltd.

(3) Real Estate for Leasing Business

This division leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc.

The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Sapporo, Ltd.

(4) Other Business

This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main group companies of this division are Sekisui House Remodeling, Ltd., Landtech Sekiwa, Ltd., and Greentechno Sekiwa, Ltd.


Housing materials supplier
Sekiha, Ltd.*
Almetax Manufacturing Co., Ltd.**
Housing construction and exteriors
Sekiwa Construction Saitama, Ltd.*
66 other companies
Broking and leasing real estate
SEKISUI DEUTSCHLAND BAU G.m.b.H.(under liquidation)*
Real estate-related services
Sky Rail Service Co., Ltd.*
Rokko Island Energy Service Co., Ltd.**
And 1 other company
House Remodeling
Sekisui House Remodeling, Ltd.*
Nursing care services
Sekiwa Support System, Ltd.*
Housing land developer
PFI Mizu to Midori no Kenko-toshi, Ltd.**
Housing publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd.*
supply of materials
Sekisui House, Ltd.
Leasing of real estate
Housing Construction
Settlement
Mortgage loans
The Mortgage Corporation of Japan, Ltd.**
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* and 6 other companies
Sekiwa Kanri, Ltd.* and 4 other companies
Nishinomiya Marina City Development Co., Ltd.(under liquidation)*
SGM Operation Co., Ltd.* and 2 other companies
Trade of real estate
Construction of commercial buildings, house remodeling
Loaning out
Payment
Housing Construction
Leasing of real estate
House Remodeling
Leasing of real estate
Trade of real estate
Customer
Real Estate for Leasing
Real Estate for Sales
Other Business
Built to Order Housing

* Consolidated subsidiary ** affiliated company, accounted for by the equity method

Major Subsidiaries and Affiliates

Name	Capital *Millions of yen*	Main business	Percentage owned	Serving directors	Transactions
Sekiwa Real Estate, Ltd.	1,668	Real Estate for Leasing & Sales	100.0%	Directors 2 Employee 1 Transfer 11	Management and brokerage of real estate
Sekiwa Real Estate Kansai, Ltd.	5,829	Same as above	100.0%	Directors 3 Transfer 10	Same as above
Sekiwa Real Estate Chubu, Ltd.	1,368	Same as above	100.0%	Director 1 Executive 1 Employee 1 Transfer 11	Same as above
Sekiwa Real Estate Chugoku, Ltd.	379	Same as above	100.0%	Director 1 Transfer 7	Same as above
Sekiwa Real Estate Kyushu, Ltd.	263	Same as above	100.0%	Directors 2 Transfer 6	Same as above
Sekiwa Real Estate Tohoku, Ltd.	200	Same as above	100.0%	Directors 2 Executive 1 Transfer 5	Same as above
Sekiwa Real Estate Sapporo, Ltd.	50	Same as above	100.0%	Director 1 Employees 2	Same as above
Sekisui House Remodeling, Ltd.	100	Other Business	100.0%	Directors 2 Transfer 7	Contract remodeling
SGM Operation Co., Ltd.	418	Real Estate for Leasing	100.0%	Directors 2 Transfer 4	Consignment of real estate management and sales of housing-related equipment
Sekisui House Umeda Operation Co., Ltd.	100	Same as above	100.0%	Directors 2 Employees 2	Consignment of real estate management
Nishinomiya Marina City Development Co., Ltd.	400	Real Estate for Sales	100.0%	Directors 2	Co-development company for Nishinomiya Marina City project
Sekiha, Ltd.	480	Built to Order Housing	100.0%	Directors 3	Buying and selling housing materials
Greentechno Sekiwa, Ltd.	100	Other Business	100.0%	Director 1 Executives 3 Employee 1 Transfer 7	Exterior and gardening construction
Landtech Sekiwa, Ltd.	60	Same as above	100.0%	Executive 1 Employees 5	Foundation investigation and surveys
Sekiwa Construction Saitama, Ltd.	40	Built to Order Housing	100.0%	Executive 1 Employees 2 Transfer 4	Foundation and construction work

1. The main business of each company is recorded in line with the revised business categories of Sekisui House.
2. Now that the purpose of establishing the company has been fulfilled, Nishinomiya Marina City Development Co., Ltd. is currently processing with liquidation.

Management Policy & Results

1. Management Policy

Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of 'love of humanity' by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction and we must also fulfill our obligations as a corporate citizen while considering the stability and investment required to ensure continued long term growth while making determined efforts to expand our business.

Profit distribution policy

In order to distribute the profits earned to our shareholders, we have thus far on occasion paid special and commemorative dividends, after taking into consideration the overall condition and profitability of the company, as well as the capital requirements for expansion.
For the fiscal year ended January 31, 2006, we raised annual dividend payments by 2 yen to 20 yen per share, and we have continued our policy of paying a stable annual dividend to our shareholders at this level.
Going forward, we will compensate our shareholders more aggressively in proportion to our earnings growth. In doing this, we will take a cash-flow-conscious approach, while retaining the flexibility with which to swiftly respond to requirements such as front-loaded investment in marketing operations, R&D spending, and capital expenditures.
In accordance with the above profit distribution policy and based upon our forecast that operating improvements should help us to generate more cash for this fiscal year, we have once again decided to add 2 yen to our final dividend, thus increasing annual dividend payments to 22 yen per share.

Policy on reduction of the share-trading unit

While we recognize the importance of expanding our shareholder base by making it easier for individuals to participate as shareholders, we also recognize that Sekisui House shares maintain good liquidity. We intend to monitor factors such as trends among individual investors and the demands of the market, and will continue to weigh the cost and benefits of a reduction in our share-trading unit.

Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in Return on Assets and ROE. In terms of numerical targets, while raising profitability we aim to raising asset turnover we target a Return on Assets of 10%.

Medium term business strategy

In October 2004, we laid out the Sekisui House Group Medium-term Management Vision *S-Project*, under which our management has worked towards proactively. Due to subsequent changes in market conditions and progress in organizational structure, however, we decided to draw up a new medium-term management plan.

While formulating this medium-term management plan, we decided to aim towards a relative and sustainable growth between 5% and 10% for all the business segments, despite any changes in the respective market sizes, and make aggressive investments in the real estate development business, among other things.

In order to conduct various kinds of businesses both promptly and efficiently amid the rapidly changing management environment, we will investigate and pursue many possibilities, without becoming a slave to conventional management practices.

We look for consolidated net sales of 1,800 billion yen, recurring income of 125 billion yen, and net income of 70 billion yen for the year ending January 31, 2009.

Matters concerning Parent Company, etc.

Not applicable, there being no parent company, etc.

Other important matters regarding management policies

Not applicable

2. Business Results

During the first half of fiscal 2006 the Japanese economy experienced a mild recovery, as companies made aggressive capital expenditures and the employment environment improved, which led in turn to an increase in private consumption, all on the back of brisk corporate profits. Meanwhile, active investing in blue-chip properties within the Tokyo and other metropolitan areas continued to experience growth. Nevertheless, uncertainties remained concerning the future of the operating environment, due primarily to concerns regarding a further price hike in crude oil and other raw materials, as well as rising interest rates following the end of the Bank of Japan's zero-interest-rate policy.

The housing business also saw improvements in the operating environment. The bottoming out of land prices became more visible primarily within metropolitan areas and the percentage land price decrease began to shrink in local cities. Furthermore, with interest rates remaining low, built-for-sale housing – whose core customer group is first time buyers – fared quite well. However, demand from owner-occupiers has yet to see a full-fledged recovery, although the motivation of another customer group, who accounts for secondary acquisitions for rebuilding, showed signs of recovery towards the end of the first half.

Against this backdrop, we took a series of actions designed to reinforce the built to order housing business and peripheral businesses, including the enhancement of corporate resilience and marketing expertise, consolidation of the product line in such a way as to meet market needs, and development of new products.

Through the supply of housing that meets customer satisfaction, Sekisui House is committed to contributing to the building of a sustainable society while aiming to be a leading creator of homes and environments in such society. To this end, we will effectively operate our business by paying well-balanced attention to four values; pursuit of profits (economic value), [environmental responsibility] (environmental value), [good corporate citizenship] (social value), and dwellers value.

In order for us to "provide homes for the future of humankind and the Planet Earth," we have begun conducting demonstration experiments and research efforts regarding the housing of the next generation that will become a part of a sustainable society.

As part of our continued commitment to the conservation of the environment, we have begun a campaign to preserve forests and the ecosystem and we have also boosted our social contribution activities through education, by developing and offering a completely free online eco-education program that communicates the importance of the ecosystem to children of future generations.

Built to Order Housing Business

On the marketing side of our Built to Order Housing Business, we implemented a series of measures designed to enhance our marketing expertise, including the thorough implementation of a consulting sales model. In terms of product development, on the other hand, we expanded the built to order line that gives customers more freedom when choosing design and appearance details. Thus, we have laid the foundations for strengthening our lifestyle solution business model.

Real Estate for Sales Business

In our Real Estate for Sales Business, we actively purchased land for sale and promoted sales of quality housing complexes with enhanced security and disaster-mitigation features. With the goal of creating a community that residents develop their attachment to over time and where they will want to continue to live for generations to come, we have established the Urban Development Charter, thus promoting the creation of an eco-friendly community where regional culture and communications within the community are fostered.

Real Estate for Leasing Business

In our Real Estate for Leasing Business, management of leasing properties by the Sekiwa Real Estate Group, such as block leasing, performed relatively well. Through a tighter alliance with the Sekiwa Real Estate Group, we put our efforts into strengthening the proposal capacity of our leasing business.

Other Businesses

As part of our promotion of customer satisfaction to provide our customers with comfortable residences over the long term, we are putting major efforts into our exterior and home remodeling businesses as we strive to create an organization that can provide comprehensive and high quality homes.

As a result of the above, consolidated orders in the first half of 2006 outperformed those of the previous year by a large margin, reaching up to 844,276 million yen (up 14.9% year-on-year).

Consolidated net sales also grew substantially by 11.0% to 818,847 million yen, driven by the favorable showings of the Real Estate for Sales Business (the sale of Akasaka Garden City building office, which was originally scheduled for the second half of this fiscal year, was accelerated at a greater value than was originally expected). We also achieved an increase in consolidated profits on all levels: consolidated operating income grew by 100.9% to 76,789 million yen, consolidated recurring income by 100.5% to 77,921 million yen, and consolidated net income by 128.1% to 45,293 million yen.

3. Financial position

Operating cash flow increased substantially year-on-year. This was due primarily to a sharp increase in net income before income taxes and others on the back of the brisk performance of the Real Estate for Sales Business, despite aggressive purchasing of land for sales made in the continued effort to strengthen the Real Estate for Sales Business.
Cash flow from investment activities declined substantially year-on-year, due primarily to a decrease in the sales of our investment securities.
Cash flow from financing activities increased significantly year-on-year, selling 43,000,000 shares of our treasury stock to generate capital for investment in real estate development.

As a result, cash and cash equivalents at the end of the period increased by 141,380 million yen compared to the end of the previous fiscal year to 236,360 million yen.

	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006	Year to Jan. 2007(1H)
Equity ratio (%)	51.3	56.6	58.5	62.4	64.1
Equity ratio based on market price (%)*	48.4	61.2	71.6	110.9	93.8
Debt service coverage ratio (years)	3.1	0.7	0.8	-	-
Interest coverage ratio (times)**	20.0	61.8	70.9	-	3,839.9

* Equity ratio based on market price = market capitalization / total assets

** Interest coverage ratio = operating cash flow / interest paid

4. Outlook

On the understanding that the economy has stalled but the worst has passed, we intend to push aggressive marketing programs in order to achieve the growth strategy laid out in the medium-term management vision *the S-Project*.

Specifically, we plan to increase the number of sales people and help them sharpen their skills in order to boost sales of detached houses and *Sha-Maison* rental housing, our top priorities. We also intend to shift more resources to our peripheral businesses including exteriors and remodeling.

Meanwhile, we will accelerate the development of the Real Estate for Sales Business, which shows promise of expansion, in line with the Urban Development Charter in order to boost its profitability.

To counteract the worrying rise in the prices of raw materials, we will implement thorough cost-cutting measures based on a review of our designs and construction techniques, as well as stricter process controls. These measures will improve profitability without sacrificing our market competitiveness.

Our forecasts for consolidated results for fiscal 2006 are: net sales of 1,610 billion yen (up 7.2% year-on-year), operating income of 110 billion yen (up 38.8%), recurring income of 113 billion yen (up 38.3%), and net income of 62 billion yen (up 44.1%).

5. Risk factors

This section contains an overview of the major business-related risks and other risks facing Sekisui House, Ltd. and its Group companies (the Group) that could have material bearing on the decisions of investors. These risks include potential risks for the future, which the Group deems to be risks as of the day when these financial statements are issued (August 31, 2006).

(1) Changes in operating environments

Since the Group's main area of business is housing, its business is vulnerable to trends in private consumption, interest rates, land prices, the government's housing-related policies and taxation system, fluctuations in rents caused by these trends, and trends in local economies. Changes in these operating environments could have a negative impact on the Group's business performance.

(2) Natural disasters, etc.

A major natural disaster can incur a large amount of costs for the Sekisui House Group, including those for initial response and subsequent support activities such as inspection and emergency measures for customers' buildings, as well as those for the repair of damaged equipment and facilities of the Group. Such an occurrence could have a negative impact on the Group's business performance.

(3) Price rise of raw and other materials

A sharp price hike in steel and timber (the Group's main structural elements), as well as fluctuations in oil prices and foreign exchange, can lead to a rise in the purchasing prices of raw and other materials. Such an occurrence could have a negative impact on the Group's business performance.

(4) Assets held by the Group

Securities, Real Estate for Sales, fixed assets, and other assets held by the Group can suffer impairment or loss from revaluation due to a decline in market value, etc. Such an occurrence could have a negative impact on the Group's business performance and financial position.

(5) Quality control

The Group makes its best effort to assure the quality of its products and services. Should the Group be held liable for defect warranty to a degree beyond expectation, however, the Group may incur a large amount of expenses and suffer the major degradation of its reputation. Such an occurrence could have a negative impact on the Group's business performance.

(6) General legal and regulatory risks

The Group secures the appropriate business permits and licenses under the Building Lots and Buildings Transaction Business Law, Construction Industry Law, Architect Law, and other applicable laws in Japan, and operates in conformity with the laws and regulations related to land transaction, labor relations, environmental management, and other business

undertakings. In the event that these laws and regulations should be revised or repealed, new legal regulations be established, or the Group infringe upon laws or regulations, the Group's business performance could be negatively affected.

(7) Protection of privacy

Because of the nature of its business, the Group handles a large volume of customer data. The Group makes extra efforts to protect such personal information. Leakage, etc. of such personal information would significantly damage the Group's reputation and credit, and thus could have a negative impact on the Group's business performance.

(8) Pension liabilities

The amount of the Group's employee retirement costs and obligations is calculated based on assumptions used in the relevant actuarial calculations, such as the discount rate, and the assumed rates of return on pension assets. In the event of any revisions to these actuarial assumptions, or in case estimates based on the assumed rates on return should differ materially from actual results, the Group's business performance and its financial position could be negatively affected.

(9) Computer viruses

In order to perform its operations efficiently, the Group makes aggressive use of information technology. The unforeseeable occurrence of computer viruses could have a negative impact on the Group's business performance.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2006	As of Jan. 31, 2006	Difference	%	As of July 31, 2005
Assets	**1,228,171**	**1,098,203**	**129,968**	**11.8**	**1,050,477**
Current assets	**841,725**	**712,752**	**128,973**	**18.1**	**684,584**
Cash and deposits	236,960	95,579			94,556
Notes and accounts receivable	91,902	96,610			87,024
Marketable securities	150	216			1,672
Inventories	432,101	436,609			403,807
Deferred income taxes	54,912	59,242			71,753
Other current assets	27,667	26,255			27,336
Allowance for doubtful accounts	(1,968)	(1,762)			(1,567)
Fixed assets	**386,445**	**385,451**	**994**	**0.3**	**365,892**
Tangible fixed assets	**205,029**	**202,131**	**2,898**	**1.4**	**190,607**
Buildings and structures	93,703	91,933			89,120
Machinery and vehicles	12,264	12,495			11,521
Tools and equipment	5,931	5,953			5,573
Land	90,370	87,925			81,612
Construction in progress	2,759	3,823			2,779
Intangible fixed assets	**7,394**	**5,973**	**1,420**	**23.8**	**6,001**
Investments and other assets	**174,021**	**177,345**	**(3,323)**	**(1.9)**	**169,284**
Investments in securities	100,651	100,895			84,728
Long-term loans receivable	35,953	37,985			41,341
Deferred income taxes	1,723	3,054			8,724
Other investments and other assets	37,112	36,824			35,800
Less allowance for doubtful accounts	(1,418)	(1,414)			(1,310)
Total Assets	**1,228,171**	**1,098,203**	**129,968**	**11.8**	**1,050,477**

Millions of yen

	As of July 31, 2006	As of Jan. 31, 2006	Difference	%	As of July 31, 2005
Liabilities	**440,477**	**412,168**	**28,308**	**6.9**	**393,721**
Current liabilities	**357,711**	**326,864**	**30,847**	**9.4**	**308,577**
Notes and accounts payable	172,665	166,388			155,605
Accrued income taxes	26,378	7,206			5,694
Advances received	95,101	86,174			88,370
Allowance for bonuses	14,479	18,000			13,358
Allowance for compensation payments on completed work	2,805	2,611			1,795
Other current liabilities	46,281	46,482			43,752
Long term liabilities	**82,765**	**85,304**	**(2,539)**	**(3.0)**	**85,144**
Deposits and guarantees	53,465	53,063			54,990
Deferred tax liability	2,352	2,256			-
Allowance for accrued retirement benefits for employees	23,460	26,143			26,387
Allowance for accrued retirement benefits for directors, corporate auditors and executive officers	966	1,803			1,615
Consolidated adjustment account	109	185			279
Other long term liabilities	2,411	1,851			1,870
Minority interests	-	**271**	-	-	**349**
Shareholders' Equity	-	**685,762**	-	-	**656,406**
Paid-in capital	-	186,554			186,554
Additional paid-in capital	-	237,522			237,522
Retained earnings	-	285,574			269,068
Net unrealized holding gain (loss) on securities	-	24,530			11,513
Translation adjustment	-	(40)			(112)
Less treasury stock, at cost	-	(48,379)			(48,139)
Liabilities, Minority Interests, and Shareholders' Equity	-	**1,098,203**	-	-	**1,050,477**
Net assets	**787,694**	-	-	-	-
Shareholders' equity	763,877	-	-	-	-
Capital stock	186,554	-			-
Capital surplus	254,131	-			-
Retained earnings	323,560	-			-
Treasury stock	(368)	-			-
Valuation and translation adjustments	23,547	-	-	-	-
Net unrealized holding gain (loss) on securities	23,518	-			-
Translation adjustment	28	-			-
Minority Interests	270	-	-	-	-
Total liabilities and net assets	**1,228,171**	-	-	-	-

CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2006 - July 31, 2006		Feb. 1, 2005 - July 31, 2005		Difference		Feb. 1, 2005 - Jan. 31, 2006	
	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Net sales	**818,847**	**100.0**	**737,766**	**100.0**	**81,081**	11.0	**1,501,857**	**100.0**
Cost of sales	634,268	77.5	595,955	80.8	38,313	6.4	1,213,190	80.8
Gross profit	184,578	22.5	141,811	19.2	42,767	30.2	288,666	19.2
Selling, general and administrative expenses	107,788	13.1	103,579	14.0	4,208	4.1	208,686	13.9
Operating income	**76,789**	**9.4**	**38,231**	**5.2**	**38,558**	100.9	**79,980**	**5.3**
Non-operating income	**2,994**	**0.4**	**2,943**	**0.4**	**51**	1.7	**5,566**	**0.4**
Interest and dividend income	1,199		1,304				2,223	
Equity in earnings of affiliates	109		59				183	
Miscellaneous income	1,685		1,579				3,159	
Non-operating loss	**1,862**	**0.2**	**2,320**	**0.3**	**(457)**	(19.7)	**3,846**	**0.3**
Interest and discount paid	24		115				139	
Miscellaneous expenses	1,837		2,205				3,707	
Recurring income	**77,921**	**9.5**	**38,854**	**5.3**	**39,066**	100.5	**81,699**	**5.4**
Extraordinary income	**114**	**0.0**	**396**	**0.0**	**(282)**	(71.1)	**5,937**	**0.4**
Proceeds from sales of investments in securities	114		396				5,937	
Extraordinary loss	**490**	**0.1**	**4,580**	**0.6**	**(4,090)**	(89.3)	**12,862**	**0.8**
Loss from sale or disposal of property, plant and equipment	410		383				838	
Loss on evaluation of land held for sale	47		4,187				12,015	
Loss on revaluation of golf club membership	25		-				-	
Loss on devaluation of investment securities	7		9				9	
Income before income taxes, and minority interests	**77,545**	**9.4**	**34,670**	**4.7**	**42,875**	123.7	**74,774**	**5.0**
Current income taxes	25,797	3.1	4,595	0.6	21,202	461.4	9,936	0.7
Deferred income taxes	6,442	0.8	10,196	1.4	(3,754)	(36.8)	21,625	1.4
Minority interests in earnings of subsidiaries	11	0.0	24	0.0	(13)	(53.8)	182	0.0
Net Income	**45,293**	**5.5**	**19,854**	**2.7**	**25,439**	128.1	**43,029**	**2.9**

3. Consolidated statement of changes in shareholders' equity and retained earnings

Consolidated Statement of Retained Earnings

Millions of yen

	Feb. 1, 2005 - July 31, 2005		Feb. 1, 2005 - Jan. 31, 2006	
Additional paid-in capital				
1.Capital surplus at beginning of period		237,524		237,524
2.Decrease in capital surplus				
Loss on sale of treasury stock	2	2	2	2
3.Additional paid-in capital				
Balance at end of year		237,522		237,522
Retained earnings				
1.Retained earnings at beginning of period		259,773		259,773
2.Increase in retained earnings				
Net income	19,854	19,854	43,029	43,029
3.Decrease in retained earnings				
I. Cash dividends paid	6,120		12,784	
II.Bonuses to directors, executive officers and corporate auditors	484		484	
III.Loss on sale of treasury stock	3,954		3,953	
IV.Decrease due to exclusion of subsidiary from consolidations	-	10,559	5	17,228
4.Retained earnings at end of period		269,068		285,574

Consolidated statement of shareholders' equity (Feb. 1, 2006 – July 31, 2006)

Millions of yen

	Shareholders' equity					Valvation and translations adjustmens			Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stocks	Total	Net unrealized holding gain (loss) on securities	Translation adjustment	Total		
Balance at beggining of year	186,554	237,522	285,574	(48,379)	661,271	24,530	(40)	24,490	271	686,034
Changes for this interim										
Dividends from surplus	-	-	(6,662)	-	(6,662)	-	-	-	-	(6,662)
Bonuses to directors, etc	-	-	(644)	-	(644)	-	-	-	-	(644)
Net income	-	-	45,293	-	45,293	-	-	-	-	45,293
Gain of treasury stocks	-	-	-	(181)	(181)	-	-	-	-	(181)
Sale of treasury stocks	-	16,608	-	48,191	64,800	-	-	-	-	64,800
Net changes of items other than "Shareholders' Equity" during the term under review	-	-	-	-	-	(1,012)	68	(943)	(1)	(945)
Total changes during the term under review	-	16,608	37,986	48,010	102,605	(1,012)	68	(943)	(1)	101,660
Balance at end of year	186,554	254,131	323,560	(368)	763,877	23,518	28	23,547	270	787,694

CONSOLIDATED STATEMENT OF CASH FLOW

	Millions of yen		
	Feb. 1, 2006–July 31, 2006	Feb. 1, 2005–July 31, 2005	Feb. 1, 2005 – Jan. 31, 2006
Cash Flows from Operating Activities			
Income before income taxes and minority interests	77,545	34,670	74,774
Depreciation and amortization	5,735	5,180	11,117
Provision for retirement benefits	(2,682)	(508)	(752)
Interest and dividend income	(1,199)	(1,304)	(2,223)
Interest expense	24	115	139
Equity in earnings of affiliates	(109)	(59)	(183)
Loss on revaluation of real estate held for sale	47	4,187	12,015
Loss on revaluation of securities	7	9	9
Decrease (increase) in notes and accounts receivable	4,708	(4,453)	(14,040)
Decrease (increase) in inventories and advance payments	5,439	(44,514)	(68,174)
Increase in notes and accounts payable	6,908	613	12,493
Increase (decrease) in advances received	8,927	1,936	(260)
Other	(4,460)	(9,509)	(9,889)
Subtotal	**100,892**	**(13,637)**	**15,026**
Interest and dividends received	1,197	1,439	2,367
Interest paid	(24)	(219)	(244)
Income taxes paid	(6,836)	(18,964)	(22,905)
Net Cash Provided by Operating Activities	**95,228**	**(31,382)**	**(5,756)**
Cash Flows from Investing Activities			
Purchases of short-term investments	-	(561)	(232)
Proceeds from sales of short-term investments	116	624	265
Purchases of property, plant and equipment	(11,947)	(12,719)	(47,141)
Proceeds from sales of property, plant and equipment	47	99	1,951
Purchases of investments in securities	(1,471)	(11,159)	(12,654)
Proceeds from sales of investments in securities	149	52,877	65,740
Payment of advances	(759)	(924)	(1,483)
Income from collected loan	2,777	3,536	7,456
Other	(785)	(123)	(1,642)
Net Cash Used in Investing Activities	**(11,872)**	**31,649**	**12,259**
Cash Flows from Financing Activities			
Repayment of long-term debt	-	(1,552)	(1,552)
Repayment of bonds	-	(30,000)	(30,000)
Cash dividends paid	(6,662)	(6,120)	(12,784)
Cash dividend paid for minority interests	(1)	(404)	(404)
Purchases of treasury stock	(180)	(46,472)	(46,599)
Proceeds from sale and disposal of treasury stock	64,794	-	-
Other	6	135	141
Net Cash Used in Financing Activities	**57,955**	**(84,413)**	**(91,200)**
Effect of exchange rate changes on cash and cash equivalents	**68**	**(107)**	**35**
Net increase (decrease) in cash and cash equivalents	**141,380**	**(84,254)**	**(84,732)**
Cash and cash equivalents at beginning of the year	**94,979**	**179,712**	**179,712**
Cash and cash equivalents at end of period	**236,360**	**95,457**	**94,979**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 90, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Sapporo, Ltd.

Changes in scope of consolidation: None

All 90 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

5 companies: Rokko Island Energy Service Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., The Mortgage Corp.of Japan, Ltd., Almetax Manufacturing Co., Ltd. and PFI Mizu to Midori no Kenko-toshi, Ltd.

Change in application of equity method: None

Investment in 5 affiliated companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The interim of fiscal year ends on September 30 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of July 31 and utilizes these accounts. The interim of year-end of SEKISUI DEUTSCHLAND BAU G.m.b.H. is June 30 and the Company uses these statements, adjusted as required for significant transactions up till July 31, in producing its consolidated financial statements.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full net assets costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value: At cost, based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale:
At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets (but straight-line depreciation for overseas consolidated subsidiaries).

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(c) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(d) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the consolidated interim of fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Change in accounting policies)

Effective from the accounting period under review, the Company has adopted the "Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standards Board Statement No. 3)" and the "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits (Financial Accounting Standards Implementation Guidance No. 7)," both issued by the Accounting Standards Board of Japan on March 16, 2005. As a result of the adoption of this new accounting standard, "Operating Income," "Recurring Income," and "Income Before Income Taxes and Minority Interests" have increased by 603 million yen each.

(e) Allowance for retirement benefits for directors, corporate auditors and executive officers

To allow for retirement bonus payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

(Additional informatin)

At the end of the accounting period under review, the Company discontinued the retirement benefit plan for retiring directors, corporate auditors and executive officers. With this action, the "Reserve for Retirement Benefits for Retiring Directors, Corporate Auditors and Executive Officers" has been reversed, and 585 million yen of the amount due at the end of the accounting period under review is included under "Other Long Term Liabilities."

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues, and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates, and translation differences are included in the foreign exchange translation adjustment account in shareholders' equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

The Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets and are amortized on a straight line basis over five years. Other consumption taxes not subject to deductions are expensed in the consolidated interim of the fiscal year in which they arise.

5. Scope of amounts in consolidated interim statements of cash flows

The funds (cash and cash equivalents) in the consolidated interim statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding three months) and short-term investments with redemption periods of less than three months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

(Change in accounting policies)

Accounting standard for presentation of net assets in the balance sheet

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board Statement No. 5)" and the "Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guidance No. 8)," both issued by the Accounting Standards Board of Japan on December 9, 2005.

The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 787,424 million yen.

Accounting standard for directors' bonuses

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Directors' Bonuses (Accounting Standards Board Statement No. 4)," issued by the Accounting Standards Board of Japan on November 29, 2005. The adoption of this new accounting standard has no impact on net income of the accounting period under review.

[Note]

1. Note to Consolidated Balance Sheets

Millions of yen

	As of July 31, 2006	As of Jan. 31, 2006	As of July 31, 2005
Accumulated depreciation of tangible fixed assets	153,966	144,774	142,023
Collateralized assets	5,049	5,212	5,034
Liabilities guaranteed	89,632	95,199	86,433
Treasury stock	321,537 shares	43,220,144 shares	43,044,737 shares
Shareholdings in related companies included in investment securities	1,212	998	830

2 .Consolidated statement of changes in shareholders' equity

(1)Type and number of shares outstanding and treasury stock

	Type and number of shares outstanding	Type and number of shares treasury stock
	ordinary shares	ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2006	709,385,078 shares	43,220,144 shares
Number of shares increased	-	105,149 shares
Number of shares decreased	-	43,003,756 shares
Outstanding shares (consolidated) at end of July 31, 2006	709,385,078 shares	321,537 shares

(Notes) 1. Breakdown of the number of increased ordinary shares held in treasury

Increase due to repurchases of fractional shares 104,689 shares

Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company 460 shares

2. Breakdown of the number of decreased ordinary shares held in treasury

Decrease due to disposal of treasury stock 43,000,000 shares

Decrease due to requests for additional purchases of fractional shares 3,756 shares

(2)Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends (per share)	Standared date	Effective date
April 27, 2006 The annual shareholders' meeting	ordinary shares	6,662 million yen	10.00 yen	Jan. 31, 2006	Apr. 28, 2006

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends (per share)	Standard date	Effective date
Aug. 31, 2006 The meeting of the board of directors	ordinary shares	retained earnings	7,091 million yen	10.00 yen	July 31, 2006	Sep. 29, 2006

3. Notes to Consolidated Statements of Cash Flows

Cash and cash equivalents at the end of the interim of fiscal year and relationship with amounts recorded in consolidated balance sheets

Millions of yen

	Feb.1, 2006 - July 31, 2006	Feb.1, 2005 - July 31, 2005	Feb.1, 2005 – Jan. 31, 2006
Cash and deposits	236,960	94,556	95,579
Fixed term deposits exceeding three months	(600)	(600)	(600)
Short - term investments with redemption period of 3 months or less (marketable securities account)		1,501	-
Cash and cash equivalents	**236,360**	**95,457**	**94,979**

4. Segmental information

Current interim period (Feb. 1, 2006 – July 31, 2006) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	356,112	233,214	153,974	75,545	818,847	-	818,847
Inter-segment sales and transfers	3,477	44	865	1,361	5,749	(5,749)	-
Total	359,590	233,259	154,840	76,907	824,597	(5,749)	818,847
Operating expenses	320,227	187,240	147,165	74,731	729,364	12,692	742,057
Operating income	39,362	46,018	7,675	2,175	95,232	(18,442)	76,789

Previous interim period (Feb. 1, 2005 – July 31, 2005) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	358,083	169,347	144,454	65,880	737,766	-	737,766
Inter-segment sales and transfers	1,254	-	835	2,149	4,239	(4,239)	-
Total	359,338	169,347	145,290	68,030	742,006	(4,239)	737,766
Operating expenses	322,134	159,271	138,486	66,285	686,178	13,356	699,534
Operating income	37,203	10,075	6,803	1,745	55,827	(17,596)	38,231

Previous fiscal year (Feb. 1, 2005 – Jan. 31, 2006) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	725,216	347,723	291,154	137,762	1,501,857	-	1,501,857
Inter-segment sales and transfers	1,702	-	1,517	5,151	8,371	(8,371)	-
Total	726,919	347,723	292,672	142,913	1,510,228	(8,371)	1,501,857
Operating expenses	652,140	324,317	279,438	139,354	1,395,250	26,625	1,421,876
Operating income	74,779	23,406	13,233	3,558	114,978	(34,997)	79,980

Notes

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sales:	Selling houses and real estate and designing and constructing housing on estate land
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.
Current interim period: 16,903 million yen Previous interim period: 15,960 million yen Previous fiscal year : 31,927 million yen

(2) Geographical segment information

In the six months to July 2005, July 2006 and full year to January 2006, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the six months to July 2005, July 2006 and full year to January 2006, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

5. Lease transactions

Omission

6. Securities

1. Marketable debt securities expected to be held to maturity

Millions of yen

	Feb.1, 2006 - July 31, 2006			Feb.1, 2005 – Jan. 31, 2006			Feb.1, 2005 - July 31, 2005		
	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference
(1) National and regional government bonds	1,634	1,624	(10)	1,600	1,598	(1)	2,644	2,647	2
(2) Corporate bonds	100	99	(0)	200	200	0	200	200	0
Total	1,734	1,724	(10)	1,800	1,799	(1)	2,844	2,847	3

2. Other marketable securities

Millions of yen

	Feb.1, 2006 - July 31, 2006			Feb.1, 2005 – Jan. 31, 2006			Feb.1, 2005 - July 31, 2005		
	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference
(1) Equities	42,747	82,205	39,457	41,484	82,640	41,155	42,318	61,639	19,320
(2) Others				-	-	-	500	501	0
Total	42,747	82,205	39,457	41,484	82,640	41,155	42,819	62,140	19,320

3. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	Feb.1, 2006 - July 31, 2006	Feb.1, 2005 – Jan. 31, 2006	Feb.1, 2005 - July 31, 2005
(1) Bonds held to maturity			
Unlisted bonds	101	101	101
Unlisted foreign government bonds	2,000	2,000	2,000
(2) Other marketable securities			
Unlisted equities	12,469	12,455	12,374
Preferred securities	999	999	5,999
Capital investment in an Investment Limited Partnership (ILP)	78	115	109

7. Delivative transactions

No relevant transactions.

The Company applies hedge accounting to its exchange contracts, and thus no explanatory notes are made concerning them.

8. Stock options

Omission

9. Consolidated per share information

(yen)

Current interim period (Feb 1, 2006 - July 31, 2006)		Previous interim period (Feb. 1, 2005 - July 31, 2005)		Previous fiscal year (Feb. 1, 2005 - Jan. 31, 2006)	
Net assets per share	1,110.51	Net assets per share	985.09	Net assets per share	1,028.46
Net income per share	65.07	Net income per share	29.21	Net income per share	62.94
Fully diluted net income per share	65.06	As no share options exist, no figure is recorded for fully diluted net income per share.		As no share options exist, no figure is recorded for fully diluted net income per share.	

Note1: Interim net assets per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Current interim period
Net assets recorded on balance sheet	787,694
Dirreference b/w shareholders' equity in consolidated balance sheet and shareholders' equity attributable to ordinary shares (Minority interests)	270
Shareholders' equity attributable to ordinary shares	787,424
Number of ordinary shares outstanding (1,000 shares)	709,385
Number of ordinary shares held in treasury (1,000 shares)	321
Number of ordinary shares used to calculate shareholders' equity per share (1,000 shares)	709,063

2: Interim net income per share and fully diluted income per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Current interim period	Previous interim period	Previous fiscal year
Net income per share Net income recorded on statement of income	45,293	19,854	43,029
Main components of amount not attributable to ordinary shares (Bonus payments for directors, corporate auditors and executive officers)	-	-	637
Net income attributable to ordinary shares	45,293	19,854	42,392
Average number of shares outstanding during period (1,000 shares)	696,108	679,750	673,509
Fully diluted net income per share Adjustment to net income	-	-	-
Number of shares increased (Stock acquisition rights)	27,412	-	-

10. Main related companies' financial statements

(1) Sekiwa Real Estate, Ltd.

Consolidated Balance Sheet			
Millions of yen			
As of July 31, 2006			
(Assets)		(Liabilities)	
Current assets	31,367	Current liabilities	11,478
Cash and deposit	15,093	Accounts payable	605
Notes and accounts receivable	1,071	Advance received	7,621
Marketable securities	150	Tax payable	1,311
Inventories	9,439	Other current liabilities	1,939
Deferred tax assets	1,437	Fixed liabilities	17,313
Other current assets	4,317	Accrued retirement benefits	538
Less allowance for doubtful accounts	(140)	Custody deposit and guarantee	16,654
Fixed assets	15,795	Other fixed liabilities	120
Tangible fixed assets	7,578		
Buildings and structures	6,343		
Land	537		
Other	698	(Net Assets)	
Intangible fixed assets	1,017	Shareholders' equity	18,334
Investments and other assets	7,198	Capital stock	1,668
Investment in securities	261	Capital surplus	817
Long-term loans receivable	845	Retained earnings	15,848
Deposit and guarantee	5,339	Valuation and translation adjustments	36
Deferred tax assets	552	Net unrealized holdings gain (loss) on securities	36
Other investments	419		
Less allowance for doubtful accounts	(220)		
Total assets	47,163	Total liabilities and net assets	47,163

Consolidated Statement of Income	
Millions of yen	
February 1, 2006 – July 31, 2006	
Net earnings	59,878
Cost of earnings	56,711
Operating income	3,166
Non-operating income	50
Other expenses	17
Recurring income	3,199
Extraordinary income	-
Extraordinary loss	1
Income before income taxes	3,198
Current income taxes	1,288
Deferred income taxes	63
Net income	1,846

Consolidated Statement of Cash Flow February 1, 2006 – July 31, 2006	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	3,198
Depreciation and amortization	315
Increase in accounts receivable	(23)
Decrease in inventories	1,169
Increase in advance received	269
Increase in deposit and guarantee	569
Other	(591)
Subtotal	4,907
Interest and dividends received	17
Income taxes paid	(1,160)
Net cash provided by operating activities	3,764
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(733)
Purchase of intangible fixed assets	(24)
Other	101
Net cash used in investing activities	(655)
3. Cash flows from financing activities	
Cash dividends paid	(346)
Net cash used in financing activities	(346)
4. Net increase in cash and cash equivalents	2,762
5. Cash and cash equivalents at beginning of period	15,731
6. Cash and cash equivalents at end of period	18,493

(2) Sekiwa Real Estate Chubu, Ltd.

Consolidated Balance Sheet *Millions of yen* As of July 31, 2006			
(Assets)		(Liabilities)	
Current assets	16,566	Current liabilities	8,504
Cash and deposit	8,122	Accounts payable	845
Accounts receivable	955	Advances received	5,698
Inventories	4,300	Tax payable	340
Deferred tax assets	506	Other current liabilities	1,619
Other current assets	2,792	Fixed liabilities	11,744
Less allowance for doubtful accounts	(110)	Accrued retirement benefits	188
Fixed assets	14,780	Custody deposit and guarantee	11,486
Tangible fixed assets	13,145	Other fixed liabilities	70
Buildings and structures	8,377		
Land	4,235		
Other	532	(Net Assets)	
Intangible fixed assets	325	Shareholders' equity	11,097
Investments and other assets	1,309	Capital sotck	1,368
Long-term loans receivable	92	Capital surplus	1,679
Deposit and guarantee	650	Retained earnings	8,049
Deferred tax assets	161	Valuation and translation adjustments	-
Other investments	404	Net unrealized holdings gain (loss) on securities	-
Total assets	31,346	Total liabilities and net assets	31,346

Consolidated Statements of Income *Millions of yen* February 1, 2006 – July 31, 2006	
Net earnings	44,947
Cost of earnings	42,875
Operating income	2,072
Non-operating income	42
Other expenses	33
Recurring income	2,081
Extraordinary income	-
Extraordinary loss	25
Income before income taxes	2,055
Current income taxes	295
Deferred income taxes	552
Net income	1,207

Consolidated Statement of Cash Flow February 1, 2006 – July 31, 2006	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	2,055
Depreciation and amortization	317
Increase in accounts receivable	(132)
Decrease in inventories	247
Increase in advance received	80
Decrease in deposit and guarantee	(584)
Other	130
Subtotal	2,114
Icome tax paid	(487)
Other	(23)
Net cash provided by operating activities	1,602
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(915)
Purchase of intangible fixed assets	(80)
Other	228
Net cash used in investing activities	(768)
3. Cash flows from financing activities	
Cash dividends paid	(291)
Net cash used in financing activities	(291)
4. Net increase in cash equivalents	542
5. Cash and cash equivalents at beginning of period	10,079
6. Cash and cash equivalents at end of period	10,622

(3) Sekiwa Real Estate Kansai, Ltd.

Consolidated Balance Sheet
Millions of yen
As of July 31, 2006

(Assets)		(Liabilities)	
Current assets	19,729	Current liabilities	5,598
Cash and deposit	5,506	Accounts payable	269
Notes and accounts receivable	246	Advances received	3,717
Inventories	7,831	Tax payable	430
Deferred tax assets	1,095	Other current liabilities	1,181
Other current assets	5,113	Fixed liabilities	6,818
Less allowance for doubtful accounts	(62)	Accrued retirement benefits	430
Fixed assets	14,961	Custody deposits	6,216
Tangible fixed assets	4,258	Other fixed liabilities	171
Buildings and structures	2,004		
Land	2,031		
Other	222	(Net Assets)	
Intangible fixed assets	213	Shareholders' equity	22,273
Investments and other assets	10,489	Capital stock	5,829
Investment in securities	101	Capital surplus	7,017
Long-term loans receivable	586	Retained earnings	9,426
Deposit and guarantee	9,168	Valuation and translation adjustments	-
Deferred tax assets	273	Net unrealized holdings gain (loss) on securities	-
Other investments	365		
Less allowance for doubtful accounts	(6)		
Total assets	34,691	Total liabilities and net assets	34,691

Consolidated Statement of Income
Millions of yen
February 1, 2006 – July 31, 2006

Net earnings	26,666
Cost of earnings	25,417
Operating income	1,249
Non-operating income	29
Other expenses	14
Recurring income	1,264
Extraordinary income	8
Extraordinary loss	2
Income before income taxes	1,269
Current income taxes	407
Deferred income taxes	140
Net income	721

Consolidated Statement of Cash Flow
February 1, 2006 – July 31, 2006

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	1,269
Depreciation and amortization	63
Increase in accounts receivable	(7)
Increase in inventories	(287)
Increase in advances received	132
Decrease in custody deposit	(271)
Other	(278)
Subtotal	621
Interests and dividends received	22
Income taxes paid	(657)
Net cash provided by operating activities	(13)
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(368)
Purchase of intangible fixed assets	(4)
Other	46
Net cash used in investing activities	(326)
3. Cash flows from financing activities	
Cash dividend paid	(393)
Net cash used in financing activities	(393)
4. Net decrease in cash and cash equivalents	(733)
5. Cash and cash equivalents at beginning of period	11,240
6. Cash and cash equivalents at end of period	10,506

(4) Sekiwa Real Estate Chugoku, Ltd.

Balance Sheet *Millions of yen* As of July 31, 2006			
(Assets)		(Liabilities)	
Current assets	9,447	Current liabilities	2,485
Cash and deposit	3,250	Accounts payable	143
Notes and accounts receivable	113	Advance received	1,280
Inventories	455	Tax payable	300
Deferred tax assets	82	Other current liabilities	760
Other current assets	5,556	Fixed liabilities	4,857
Less allowance for doubtful accounts	(10)	Accrued retirement benefit	127
Fixed assets	1,734	Custody deposit and guarantee	4,628
Tangible fixed assets	1,257	Other fixed liabilities	101
Buildings and structures	803		
Land	339		
Other	114	(Net Assets)	
Intangible fixed assets	60	Shareholders' equity	3,828
Investments and other assets	416	Capital stock	379
Investment in securities	90	Capital surplus	177
Long-term loans receivable	80	Retained earnings	3,271
Deposit and guarantee	125	Valuation and translation adjustments	12
Deferred tax assets	99	Net unrealized holdings gain (loss) on securities	12
Other investments	20		
Total assets	11,182	Total liabilities and net assets	11,182

Income Statement *Millions of yen* February 1, 2006 – July 31, 2006	
Net earnings	9,491
Cost of earnings	8,730
Operating income	760
Non-operating income	9
Other expenses	0
Recurring income	770
Extraordinary income	0
Extraordinary loss	57
Income before income taxes	714
Current income taxes	294
Deferred income taxes	1
Net income	419

Statement of Cash Flow February 1, 2006 – July 31, 2006	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	714
Depreciation and amortization	48
Increase in accounts receivable	(8)
Increase in advance received	80
Increase in deposit and guarantee	226
Other	(331)
Subtotal	728
Interests and dividends received	1
Income taxes paid	(221)
Net cash provided by operating activities	508
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(20)
Purchase of intangible fixed assets	(9)
Other	(7)
Net cash used in investing activities	(37)
3. Cash flows from financing activities	
Cash dividends paid	(109)
Net cash used in financing activities	(109)
4. Net increase in cash and cash equivalents	362
5. Cash and cash equivalents at beginning of period	8,388
6. Cash and cash equivalents at end of period	8,750

(5) Sekiwa Real Estate Kyushu, Ltd.

Balance Sheet

Millions of yen

As of July 31, 2006

(Assets)		(Liabilities)	
Current assets	3,315	Current liabilities	1,868
Cash and deposits	1,614	Accounts payable	147
Notes and accounts receivable	116	Advance received	1,437
Inventories	1,307	Tax payable	109
Deferred tax assets	71	Other current liabilities	173
Other current assets	253	Fixed liabilities	2,194
Less allowance for doubtful accounts	(49)	Accrued retirement benefits	42
Fixed assets	2,466	Custody deposit and guarantee	2,094
Tangible fixed assets	2,030	Other fixed liabilities	56
Buildings and structures	1,700		
Land	292		
Other	37	(Net Assets)	
Intangible fixed assets	7	Shareholders' equity	1,720
Investments and other assets	429	Capital stock	263
Long-term loans receivable	6	Capital surplus	94
Deposit and guarantee	327	Retained earnings	1,363
Deferred tax assets	84	Valuation and translation adjustments	-
Other investments	9	Net unrealized holdings gain (loss) on securities	-
Total assets	5,782	Total liabilities and net assets	5,782

Income Statement

Millions of yen

February 1, 2006 – July 31, 2006

Net earnings	9,987
Cost of earnings	9,679
Operating income	308
Non-operating income	0
Other expenses	11
Recurring income	296
Extraordinary income	0
Extraordinary loss	23
Income before income taxes	273
Current income taxes	105
Deferred income taxes	12
Net income	155

Statement of Cash Flow

February 1, 2006 – July 31, 2006

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	273
Depreciation and amortization	38
Increase in accounts receivable	(3)
Increase in advance received	55
Increase in deposit and guarantee	20
Other	(67)
Subtotal	316
Interest received	0
Interest paid	(0)
Income tax paid	(112)
Net cash provided by operating activities	203
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(8)
Net cash used in investing activities	(8)
3. Cash flows from financing activities	
Cash dividends paid	(51)
Net cash used in financing activities	(51)
4. Net increase in cash and cash equivalents	143
5. Cash and cash equivalents at beginning of period	1,471
6. Cash and cash equivalents at end of period	1,614

(6) Sekiwa Real Estate Tohoku, Ltd.

Balance Sheet *Millions of yen* As of July 31, 2006			
(Assets)		(Liabilities)	
Current assets	6,485	Current liabilities	2,627
Cash and deposits	2,179	Accounts payable	128
Notes and accounts receivable	114	Advance received	1,408
Inventories	155	Tax payable	222
Deferred tax assets	51	Other current liabilities	868
Other current assets	4,022	Fixed liabilities	4,259
Less allowance for doubtful accounts	(37)	Accrued retirement benefits	52
Fixed assets	2,873	Custody deposit and guarantee	4,168
Tangible fixed assets	2,440	Other fixed liabilities	38
Buildings and structures	2,090		
Land	249		
Other	100	(Net Assets)	
Intangible fixed assets	72	Shareholders' equity	2,471
Investments and other assets	359	Capital stock	200
Long-term loans receivable	17	Capital surpus	-
Deposit and guarantee	182	Retained earnings	2,271
Deferred tax assets	94	Valuation and translation adjustments	-
Other investments	205	Net unrealized holdings gain (loss) on Securities	-
Less allowance for doubtful accounts	(140)		
Total assets	9,358	Total liabilities and net assets	9,358

Income Statement *Millions of yen* February 1, 2006 – July 31, 2006	
Net earnings	10,092
Cost of earnings	9,547
Operating income	545
Non-operating income	11
Other expenses	6
Recurring income	549
Extraordinary income	-
Extraordinary loss	0
Income before income taxes	549
Current income taxes	217
Deferred income taxes	5
Net income	327

Statement of Cash Flow February 1, 2006 – July 31, 2006	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	549
Depreciation and amortization	59
Increase in accounts receivable	(3)
Increase in advance received	79
Increase in deposit and guarantee	139
Other	117
Subtotal	942
Interest received	5
Interest paid	-
Income tax paid	(145)
Net cash provided by operating activities	801
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(763)
Other	(119)
Net cash used in investing activities	(882)
3. Cash flows from financing activities	
Cash dividends paid	(40)
Net cash used in financing activities	(40)
4. Net increase in cash and cash equivalents	(120)
5. Cash and cash equivalents at beginning of period	6,300
6. Cash and cash equivalents at end of period	6,179

(7) Sekisui House Remodeling, Ltd.

Balance Sheet			
Millions of yen			
As of July 31, 2006			
(Assets)		(Liabilities)	
Current assets	8,457	Current liabilities	6,400
Cash and deposit	822	Accounts payable	269
Notes and accounts receivable	1,626	Advance received	2,721
Prepaid expenses for contruction in progress	645	Accrued expenses	144
Deferred income taxes	307	Advanced received-construction	2,175
Other current assets	5,066	Tax payable	291
Less allowance for doubtful accounts	(10)	Allowance for bonuese	614
		Other current liabilities	183
		Fixed liabilities	11
		Accrued retirement benefits	5
		Other fixed liabilities	5
Fixed assets	205		
Tangible fixed assets	102		
Buildings and structures	54		
Land	-		
Other	47	(Net Assets)	
Intangible fixed assets	15	Shareholders' equity	2,251
Investments and other assets	87	Capital stock	100
Long-term loans receivable	3	Capital surplus	949
Deposit and guarantee	74	Retained earnings	1,202
Deferred tax assets	7	Valuation and translation adjustments	-
Other investments	2	Net unrealized holdings gain (loss) on securities	-
Less allowance for doubtful accounts	(0)		
Total assets	8,663	Total liabilities and net assets	8,663

Statement of Income	
Millions of yen	
February 1, 2006 – July 31, 2006	
Net earnings	21,782
Cost of earnings	16,796
Gross profit	4,985
SG&A expenses	4,189
Operating income	796
Non-operating income	139
Non-operating expenses	14
Recurring income	921
Extraordinary income	-
Extraordinary loss	0
Income before income taxes	920
Current income taxes	289
Deferred income taxes	137
Net income	492

Statement of Cash Flow February 1, 2006 – July 31, 2006	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	920
Depreciation and amortization	12
Increase in accounts receivable	(626)
Increase in inventories	(329)
Increase in notes and accounts payable	1,159
Increase in deposit and guarantee	649
Other	(450)
Subtotal	1,335
Interest and dividends received	3
Interest paid	-
Income taxes paid	(1,114)
Net cash provided by operating activities	224
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(7)
Other	(0)
Net cash used in investing activities	(7)
3. Cash flows from financing activities	
Cash dividends paid	(30)
Net cash used in financing activities	(30)
4. Net increase in cash and cash equivalents	186
5. Cash and cash equivalents at beginning of period	5,496
6. Cash and cash equivalents at end of period	5,682

SUMMARY OF FINANCIAL STATEMENTS for the first half of FY2006 (Non-consolidated)
February 1, 2006 – July 31, 2006

Sekisui House, Ltd. **August 31, 2006**

Stock code:	1928	URL :	http://www.sekisuihouse.co.jp
President & Representative Director:	Isami Wada	Inquiries:	Corporate Communications Dept.
Telephone:	+816 6440 3111		Executive Officer Hidehiro Yamaguchi
Date of the meeting of the board of directors:	August 31, 2006		
Date of payment of interim dividend:	September 29, 2006		
Stock trading unit adopted:	1,000 shares per unit		

1. Business Results
1) Non-consolidated Business Results

*Please note that numbers less than one million yen are rounded down.

	Millions of yen					
	Feb. 1, 2006 – July 31, 2006		Feb. 1, 2005 – July 31, 2005		Feb. 1, 2005 – Jan. 31, 2006	
		Change (%)		Change (%)		Change (%)
Net sales	630,565	12.4	560,933	4.1	1,145,540	
Operating income	63,814	130.2	27,723	(12.8)	59,864	
Recurring income	67,192	123.6	30,046	(8.9)	63,146	
Net income	40,533	161.8	15,485	(18.6)	33,003	
Net income per share (yen)	58.22		22.78		48.76	

(1) Average number of outstanding shares during the period:
As of July 31, 2006 696,231,370 shares As of July 31, 2005 679,872,623 shares As of Jan. 31, 2006 673,632,415 shares
(2) Changes to accounting principles: None
(3) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Non-consolidated financial position

	Millions of yen		
	Feb. 1, 2006 – July 31, 2006	Feb. 1, 2005 – July 31, 2005	Feb. 1, 2005 – Jan. 31, 2006
Total Assets	1,114,165	926,438	976,952
Shareholders' Equity	732,403	611,345	635,074
Equity Ratio (%)	65.7%	66.0%	65.0%
Shareholders' Equity Per Share (yen)	1,032.74	917.30	952.92

1) Outstanding shares at
As of July 31, 2006 709,186,999 shares As of July 31, 2005 666,462,796 shares As of Jan. 31, 2006 666,287,932 shares
2) Number of treasury stock at
As of July 31, 2006 198,079 shares As of July 31, 2005 42,922,282 shares As of Jan. 31, 2006 43,097,146 shares

2. Non-Consolidated Results Forecast for the Year Ending January 31, 2007

	Millions of yen			
	Net Sales	Recurring income	Net income	Net income per share (yen)
Full year	1,230,000	92,000	51,500	72.62

3. Dividends per share
Cash dividends

	First-half	Second half	Full-year
	yen	yen	yen
Feb. 1, 2005 – Jan. 31, 2006	10.00	10.00	20.00
Feb. 1, 2006 – July 31, 2006	10.00	-	22.00
Feb. 1, 2006 – Jan. 31, 2007 (forecast)	-	12.00	

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2006	As of Jan. 31, 2006	Difference	%	As of July 31, 2005
Assets	**1,114,165**	**976,952**	**137,213**	**14.0**	**926,438**
Current assets	**752,734**	**618,305**	**134,429**	**21.7**	**581,972**
Cash and deposits	183,234	35,725			35,716
Notes receivable-trade	357	785			691
Accounts receivable-construction	81,505	88,565			78,024
Accounts receivable-real estate	5,732	3,634			4,029
Prepaid expenses for construction in progress	42,430	43,667			39,286
Buildings for sale	64,135	58,216			57,037
Land for sale	263,756	272,818			229,149
Land for sale in process	31,396	32,728			46,630
Other inventories	5,353	5,106			4,968
Advance payments	1,711	968			2,047
Prepaid expenses	5,134	4,426			4,241
Accounts receivable-other	16,770	16,468			15,886
Deferred income taxes	50,120	54,006			61,300
Other current assets	2,338	2,453			3,994
Less allowance for doubtful accounts	(1,242)	(1,268)			(1,032)
Fixed Assets	**361,430**	**358,647**	**2,783**	**0.8**	**344,466**
Tangible fixed assets	**162,748**	**159,612**	**3,136**	**2.0**	**148,461**
Buildings	64,752	64,696			60,920
Structures	4,464	4,450			4,304
Machinery and equipment	11,006	11,210			10,142
Vehicles and delivery equipment	175	167			157
Tools, furniture and fixtures	4,561	4,526			4,130
Land	75,869	72,761			66,370
Constructions in progress	1,918	1,800			2,434
Intangible fixed assets	**5,444**	**3,988**	**1,456**	**36.5**	**4,009**
Industrial property	35	37			-
Lease rights	1,608	1,608			1,608
Software	3,090	1,629			1,691
Utility rights	24	26			22
Telephone subscription rights	685	686			686
Investments and other assets	**193,237**	**195,046**	**(1,809)**	**(0.9)**	**191,995**
Investments in securities	98,985	99,432			82,943
Investment in subsidiaries and partnership	40,013	39,891			39,806
Long-term loans receivable	50,186	52,173			56,593
Long-term prepaid expenses	789	800			764
Deposit and guaranty	12,938	12,359			12,475
Long-term deferred income taxes		-			10,507
Other investments and other assets	5,340	5,407			3,890
Reserve for losses from investments in subsidiaries	(682)	(682)			(682)
Less allowance for doubtful accounts	(14,334)	(14,337)			(14,304)
Total Assets	**1,114,165**	**976,952**	**137,213**	**14.0**	**926,438**

Millions of yen

	As of July 31, 2006	As of Jan. 31, 2006	Difference	%	As of July 31, 2005
Liabilities	**381,762**	**341,877**	**39,885**	**11.7**	**315,093**
Current Liabilities	**349,726**	**308,187**	**41,539**	**13.5**	**282,803**
Notes payable-trade	61,468	63,749			55,066
Accounts payable-trade	45,934	40,560			42,257
Accounts payable-construction	56,223	55,746			49,001
Accounts payable-other	7,170	7,057			5,474
Accrued expenses	13,889	12,328			14,051
Accrued income taxes	21,968	1,200			997
Consumption tax payable	4,137	6,819			4,861
Advances received-construction	65,141	58,917			61,384
Advance received-other	6,472	4,556			4,796
Allowance for bonuses	11,089	13,902			10,162
Allowance for compensation payments on completed works	2,803	2,611			1,795
Other current liabilities	53,428	40,737			32,955
Long term liabilities	**32,035**	**33,690**	**(1,655)**	**(4.9)**	**32,289**
Deposits and guaranty received	6,560	6,302			7,788
Long term accounts payable	585	-			-
Deferred tax liability	3,215	2,918			-
Allowance for accrued retirement benefits for employees	21,674	23,600			23,711
Allowance for accrued retirement benefits for directors, corporate auditors and executive officers	-	869			789
Shareholders' Equity	-	**635,074**	-	-	**611,345**
Paid-in capital	-	**186,554**	-	-	**186,554**
Additional paid-in capital	-	**242,307**	-	-	**242,307**
Capital reserve	-	242,307			242,307
Retained earnings	-	**229,875**	-	-	**219,020**
Legal reserve	-	23,128			23,128
Reserve for dividends	-	15,000			15,000
General reserve	-	162,300			162,300
Unappropriated retained earnings	-	29,446			18,592
Net unrealized gain on securities	-	**24,600**	-	-	**11,486**
Less treasury stock, at cost	-	**(48,262)**	-	-	**(48,023)**
Total	-	**976,952**	-	-	**926,438**

Millions of yen

	As of July 31, 2006	As of Jan. 31, 2006	Difference	%	As of July 31, 2005
(Net assets)	**732,403**	-	-	-	-
Shareholders' equity	708,809	-	-	-	-
Capital stock	186,554	-	-	-	-
Capital surplus	258,916	-	-	-	-
Legal reserve	242,307	-			-
Other	16,608	-			-
Retained earnings	263,590	-	-	-	-
Legal reserve	23,128	-			-
Other	240,461	-			-
Reserve for dividends to shareholders	15,000	-			-
Other	176,800	-			-
Retained earnings carried forward	48,661	-			-
Treasury stock	(252)	-	-	-	-
Valuation and translation adjustments	23,593	-	-	-	-
Other	23,593	-	-	-	-
Total liabilities and net assets	**1,114,165**	-	-	-	-

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2006 – July 31, 2006		Feb. 1, 2005 – July 31, 2005		Difference		Feb.1, 2005 – Jan. 31, 2006	
	Millions of yen	*(%)*	*Millions of yen*	*(%)*	*Millions of yen*	*(%)*	*Millions of yen*	*(%)*
Net sales	**630,565**	**100.0**	**560,933**	**100.0**	**69,632**	12.4	**1,145,540**	100.0
Construction	455,934	72.3	440,897	78.6			904,572	79.0
Real estate	174,630	27.7	120,036	21.4			240,967	21.0
Cost of sales	**480,200**	**76.2**	**449,947**	**80.2**	**30,253**	6.7	**917,522**	80.1
Construction	359,397	78.8	346,694	78.6			712,599	78.8
Real estate	120,802	69.2	103,252	86.0			204,922	85.0
Gross profit on sales	**150,364**	**23.8**	**110,985**	**19.8**	**39,379**	35.5	**228,018**	19.9
Total gross profit from construction	96,536	21.2	94,202	21.4			191,973	21.2
Total gross profit from sales of real estate	53,828	30.8	16,783	14.0			36,044	15.0
Selling, general and administrative expenses	**86,550**	**13.7**	**83,261**	**14.9**	**3,289**	4.0	**168,153**	14.7
Operating income	**63,814**	**10.1**	**27,723**	**4.9**	**36,091**	130.2	**59,864**	5.2
Non-operating income	**4,881**	**0.8**	**4,496**	**0.8**	**385**	8.6	**6,573**	0.6
Interest and dividends received	3,678		2,891				3,801	
Other income	1,203		1,604				2,772	
Non-operating loss	**1,503**	**0.2**	**2,174**	**0.4**	**(671)**	(30.9)	**3,292**	0.3
Interest paid	24		15				39	
Interest on bonds	-		99				99	
Other expenses	1,478		2,059				3,153	
Recurring income	**67,192**	**10.7**	**30,046**	**5.3**	**37,146**	123.6	**63,146**	5.5
Extraordinary income	**114**	**0.0**	**396**	**0.1**	**(282)**	(71.2)	**5,488**	0.5
Gain on sales of investment securities	114		396				**5,397**	
Gain on sale of securities of related companies	-		-				**91**	
Extraordinary loss	**409**	**0.1**	**4,548**	**0.8**	**(4,139)**	(91.0)	**12,741**	1.1
Loss on revaluation of land held for sale	-		4,187				11,990	
Loss from sales or disposal of fixed assets	377		351				741	
Loss on revaluation of golf club membership	25		-				-	
Loss from devaluation of investment securities	7		9				9	
Income before taxes	**66,897**	**10.6**	**25,894**	**4.6**	**41,003**	158.3	**55,893**	4.9
Current income taxes	21,499	3.4	240	0.0	21,259	-	890	0.1
Deferred income taxes	4,865	0.8	10,169	1.8	(5,304)	(52.2)	22,000	1.9
Net income	**40,533**	**6.4**	**15,485**	**2.8**	**25,048**	161.8	**33,003**	2.9
Retained earning brought forward from the preceding business term	-		11,931				11,931	
Gain on sales of treasury stock	-		8,824				8,823	
Interim dividends	-		-				6,664	
Unappropriated retained earnings	-		**18,592**				**29,446**	

3. Statement of shareholders' equity (Feb. 1, 2006 – July 31, 2006)

millions of yen

	Shareholders' equity								
	Paid-in Capital	Additional paid-in capital			Retained earnings				
					Legal reserve	other			Total
		Capital reserve	Other Legal capital surplus	Total		Reserve for dividends	General reserve	Retained earnings carried forward	
Balance at beginning of year	186,554	242,307	-	242,307	23,128	15,000	162,300	29,446	229,875
Changes for this interim									
Dividends from surplus	-	-	-	-	-	-	-	(6,662)	(6,662)
Bonuses to directors, etc	-	-	-	-	-	-	-	(156)	(156)
Net income	-	-	-	-	-	-	-	40,533	40,533
Gain of treasury stocks	-	-	-	-	-	-	-	-	-
Sale of treasury stocks	-	-	16,608	16,608	-	-	-	-	-
Provision for general reserve	-	-	-	-	-	-	14,500	(14,500)	-
Net changes of items other than "Shareholders' Equity" during the term under review	-	-	-	-	-	-	-	-	-
Total	-	-	16,608	16,608	-	-	14,500	19,214	33,714
Balance at end of year	186,554	242,307	16,608	258,916	23,128	15,000	176,800	48,661	263,590

	Shareholders' equity		Valuation and translation adjustments		Total net assets
	Treasury stocks	Total	Net unrealized holdings gain (loss) on securities	Total	
Balance at beginning of year	(48,262)	610,474	24,600	24,600	635,074
Changes for this interim					
Dividends from surplus	-	(6,662)	-	-	(6,662)
Bonuses to directors, etc	-	(156)	-	-	(156)
Net income	-	40,533	-	-	40,533
Gain of treasury stocks	(180)	(180)	-	-	(180)
Sale of treasury stocks	48,191	64,800	-	-	64,800
Provision for general reserve	-	-	-	-	-
Net changes of items other than "Shareholders' Equity" during the term under review	-	-	(1,006)	(1,006)	(1,006)
Total changes during the term under review	48,010	98,334	(1,006)	(1,006)	97,328
Balance at end of year	(252)	708,809	23,593	23,593	732,403

Significant Non-Consolidated Accounting Policies

1. Basis and method of valuation of assets:

(1) Marketable securities

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

- Stocks with market value:

  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

- Stocks with no available market value:

  At cost based on the moving average method

(2) Basis and method of valuation of derivatives: Market value method

(3) Basis and method of valuation of inventories:

(i) Prepaid expenses for construction in progress, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

2. Depreciation of fixed assets:

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line, depreciated over its expected useful life of five years.

3. Basis for accounting for allowances:

(i) Allowance for doubtful accounts:

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for losses from investments in subsidiaries:

Potential losses on investment in subsidiaries are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iv) Allowance for compensation payments on completed works:

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(v) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated interim fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Change in accouting policies)

Effective from the accounting period under review, the Company has adopted the "Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standards Board Statement No. 3)" and the "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits (Financial Accounting Standards Implementation Guidance No. 7)," both issued by the Accounting Standards Board of Japan on March 16, 2005. As a result of the

adoption of this new accounting standard, "Operating Income," "Recurring Income," and "Income Before Income Taxes and Minority Interests" have increased by 552 million yen each.

4. Basis for converting foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

5. Accounting for lease transactions:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

6. Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(iv) Methods of assessing hedge effectiveness

The Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

7. Accounting for consumption taxes:

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidated interim of fiscal year in which they arise.

[Change in accouting policies]

Accounting standard for presentation of net assets in the balance sheet

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board Statement No. 5)" and the "Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guidance No. 8)," both issued by the Accounting Standards Board of Japan on December 9, 2005.

The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 732,403 million yen.

Accounting standard for directors' bonuses

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Directors' Bonuses (Accounting Standards Board Statement No. 4)," issued by the Accounting Standards Board of Japan on November 29, 2005. The adoption of this new accounting standard has no impact on net income of the accounting period under review.

[Additional information]

Reserve for retirement benefits for retiring directors, corporate auditors and executive officers

At the end of the accounting period under review, the Company discontinued the retirement benefit plan for retiring directors, corporate auditors and executive officers. With this action, the "Reserve for Retirement Benefits for Retiring Directors, Corporate Auditors and Executive Officers" has been reversed, and 585 million yen of the amount due at the end of the accounting period under review is included under "Long-term accrued expenses."

[Notes]

1. Notes to non-consolidated balance sheet

Millions of yen

	As of July 31, 2006	As of Jan. 31, 2006	As of July 31, 2005
Accumulated depreciation of fixed assets	131,186	128,346	125,582
Collateralized assets	4,112	4,256	4,842
Liabilities guaranteed	87,297	93,874	84,901
Treasury stock	shares	43,097,146 shares	42,922,282 shares

2. Notes to non-consolidated income statement

Millions of yen

	As of July 31, 2006	As of Jan. 31, 2006	As of July 31, 2005
Depreciation	4,494	8,557	3,953

3. Non-consolidated statement of changes in shareholders' equity

(1)Type and number of shares and treasury stock

	ordinary shares
Outstanding shares (non-consolidated) at end of Jan. 31, 2006	43,097,146 shares
Number of shares increased	104,689 shares
Number of shares decreased	43,003,756 shares
Outstanding shares (non-consolidated) at end of July 31, 2006	198,079 shares

(notes)1.Breakdown of the number of increased ordinary shares held in treasury
Increase due to requests for additional purchases of fractional shares 104,689 shares

2.Breakdown of the number of decreased ordinary shares held in treasury
Decrease due to disposal of treasury stock 43,000,000 shares
Decrease due to requests for additional purchases of fractional shares 3,756 shares

4. Lease transactions

Omission

5. Marketable securities

Shares of subsidiaries and affiliates where a market price is available

Millions of yen

	As of July 31, 2006			As of Jan. 31, 2006			As of July 31, 2005		
	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference
Affiliates	708	1,143	434	708	1,394	685	708	978	269

6. Non-consolidated per share information

(yen)

Current interim period (Feb. 1, 2006 - July 31, 2006)	Previous interim period (Feb. 1, 2005 - July 31, 2005)	Previous fiscal year (Feb. 1, 2005 - Jan. 31, 2006)
Net assets per share 1,032.74	Net assets per share 917.30	Net assets per share 952.92
Net income per share 58.22	Net income per share 22.78	Net income per share 48.76
Fully diluted net income per share 58.22	As no share options exist, no figure is recorded for fully diluted net income per share.	As no share options exist, no figure is recorded for fully diluted net income per share.

Note: 1. Interim net assets per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Current interim period
Net assets recorded on statements of income	732,403
Difference between shareholders' equity in the non-consolidated balance sheet and shareholders' equity attributable to ordinary shares	-
Amount not attributable to ordinary shares	732,403
Number of ordinary shares outstanding (1000 shares)	709,385
Number of ordinary shares held in treasury (1000 shares)	198
Number of ordinary shares used to calculate shareholders'equity per share	709,186

2. Interim net income per share and interim diluted net income per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Current interim period	Previous interim period	Previous fiscal year
Net income per share Net income recorded on statement of income	40,533	15,485	33,003
Main components of amount not attributable to ordinary shares Bonus payments for directors, corporate auditors and executive officers	-	-	156
Net income attributable to ordinary shares	40,533	15,485	32,847
Average number of shares outstanding during period (1,000 shares)	696,231	679,872	673,632
Fully diluted net income per share Adjustment to net income	-	-	-
Number of ordinary shares increased (shares) (Stock acquisition rights)	27,412	-	-

[Translation]

September 1, 2006

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held on August 31, 2006 in regard to interim dividend for the 56th period (from February 1, 2006 through January 31, 2007).

In accordance with Article 29 of The Articles of Incorporation, an interim dividend is paid to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register or the last beneficial shareholders' register as of July 31, 2006.

1. Interim Dividend Rate: ¥ 10 per share
2. Date when claim is effective and payment is started : September 29, 2006

Yours truly,

Notice of Payment by Postal Transfer (or Statement of Interim Dividend if you have chosen transfer to bank account) will be sent to your registered address on September 28, 2006.


SEKISUI HOUSE

News Release

Sekisui House Announces Revises Year-End Dividend Forecast for Fiscal 2006

Sekisui House, Ltd. announces that the meeting of the Board held on August 31, 2006, resolved to raise the year-end dividend per share for fiscal 2006, ended January 31, 2007. Details are as follows.

1. Reason for revising dividend forecast (dividend forecast)

For the fiscal year ended January 31, 2006, we raised annual dividend payments to 20 yen per share, thus continuing our policy of paying a stable annual dividend to our shareholders. Going forward, we will compensate our shareholders in proportion to our earnings growth in an even more aggressive manner. In doing so, we will adopt a cash-flow-conscious approach, while retaining the flexibility with which to swiftly respond to requirements such as front-loaded investment in marketing operations, R&D spending, and capital expenditures.
Based upon our forecast that operating improvements should help us to generate more cash for the fiscal year ending January 31, 2007, we have decided to add 2 yen to our final dividend, making it 12 yen per share.

2. Details of revision

(yen)

	Dividend per share		
	Interim fiscal year	End of fiscal year	Full year
Previous forecast Announced March 1, 2006	10.00	10.00	20.00
Revised forecast	10.00	12.00	22.00
(Reference) Previous fiscal year result	10.00	10.00	20.00

*** *** ***

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@gz.sekisuihouse.co.jp


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

August 31, 2006

By: Y. Kubota
Yoshiro Kubota
Senior Managing Executive Officer &
General Manager of CS Promoting Headquarters